Exhibit 7.1

Explanation of ratio calculations

	2013	2012*	2011*	2010*	2009*
Loss per ordinary and equivalent B share from continuing operations - pence	(81.3)	(54.5)	(22.7)	(3.9)	(58.4)
Diluted loss per ordinary and equivalent B share from continuing operations - pence (1)	(81.3)	(54.5)	(22.7)	(3.9)	(58.4)
Share price per ordinary share at year end - £	3.38	3.25	2.02	3.91	2.92
Market capitalisation at year end - £bn	38.2	36.3	22.3	42.8	31.4
Net asset value per ordinary and equivalent B share - £	5.24	6.31	6.90	7.02	8.81
Return on average total assets (2)	(0.7%)	(0.4%)	(0.1%)	(0.1%)	(0.2%)
Return on average owners equity (3)	(12.6%)	(7.8%)	(2.8%)	(1.5%)	(4.9%)
Return on average ordinary and B shareholders' equity (4)	(14.5%)	(8.9%)	(3.1%)	(0.9%)	(7.4%)
Average owners' equity as a percentage of average total assets	5.6%	5.2%	4.9%	4.6%	2.8%
Risk asset ratio - Tier 1	13.1%	12.4%	13.0%	12.9%	14.1%
Risk asset ratio - Total	16.5%	14.5%	13.8%	14.0%	16.1%
Ratio of earnings to combined fixed charges and preference share dividends (5)
- including interest on deposits	(0.34)	0.28	0.85	0.95	0.72
- excluding interest on deposits	(4.51)	(2.99)	(0.37)	0.50	(0.47)
Ratio of earnings to fixed charges only (5)
- including interest on deposits	(0.36)	0.29	0.85	0.97	0.77
- excluding interest on deposits	(6.04)	(3.81)	(0.37)	0.58	(0.71)

*Restated

Notes:
(1)	None of the convertible securities had a dilutive effect in 2013, 2012, 2011, 2010 or 2009.
(2)	Return on average total assets represents (loss)/profit attributable to ordinary and B shareholders as a percentage of average total assets.
(3)	Return on average owners equity represents (loss)/profit attributable to equity owners expressed as a percentage of average owners equity.
(4)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(5)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associates (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(6)
The earnings for the year ended 31 December 2013 and for the years ended 31 December 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £8,641 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £5,578 million, £1,396 million, £3,951 million and £422 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £8,243 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £5,277 million, £1,396 million, £1,396 million and £298 million, respectively.